UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

JV GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-21477

(Commission File No.)

27-0514566

(IRS Employer Identification No.)

4405 Peter Road

Plantation, Florida 33304

(954) 931-9244

(Address and Telephone Number of Registrant)

Approximate Date of Mailing: December 27, 2021

JV GROUP, INC.

4405 Peter Road

Plantation, Florida 33304

Information Statement Pursuant to Section 14(F) of the

Securities Exchange Act of 1934 And

Securities and Exchange Commission Rule 14f-1

Notice of Change in the

Majority of the Board of Directors

December 27, 2021

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF JV GROUP, INC.

INTRODUCTION

This Information Statement is being furnished to all holders of record of common stock, par value $0.01, of JV Group, Inc., a Delaware corporation, pursuant to the requirements of Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with the transactions contemplated by that certain Securities Purchase Agreement, dated November 23, 2021, whereby Michael A. Littman ATTY, Defined Benefit Plan, MAL as trustee, an affiliate of Michael A. Littman, the secretary and a director of the Company, the owner of 98,108,000 shares of the Company’s common stock representing approximately 99.2% of the Company’s issued and outstanding common stock, sold 98,008,000 shares to Harthorne Capital Inc., a Delaware corporation for aggregate consideration of $500,000, or approximately $0.0051 per share (collectively referred to as the “Transaction”).

Except as otherwise indicated by the context, references in this report to “Company”, “we,” “us” and “our” are references to JV Group, Inc.

In accordance with the Securities Purchase Agreement and the transactions contemplated thereby, effective as of November 23, 2021, (a) Calvin D. Smiley, Sr., the Company’s Chief Executive Officer and President, resigned from all officer and employment positions with the Company and its subsidiaries, (b) Michael A. Littman resigned from all officer and employment positions with the Company and its subsidiaries, (c) Michael Singh was appointed Chief Executive Officer, (d) Andrew Trumbach was appointed President, Chief Financial Officer, Secretary and Treasurer and (e) Lisa Marie Iannitelli was appointed Executive Vice President and Director-Investor Relations.

Also as of November 23, 2021, the size of the Board of Directors of the Company (the “Board”) was increased from three directors to six directors. Mr. Trumbach was appointed as Chairman of the Board and Mr. Singh and Ms. Iannitelli were each appointed as a director, filling the vacancies on the Board resulting from the increase to the size of the Board. Effective as of the expiration of the ten day period following the mailing of this information statement required by Rule 14f-1 under the Exchange Act, Messrs. Littman, Smiley and Green will each resign as a director of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing of the information in this Information Statement to our stockholders of record at least ten days prior to the date of a change in a majority of our directors, if such change is not effected at a meeting of our stockholders. Accordingly, the resulting change in a majority of our directors will not occur until at least ten days following the mailing of this Information Statement. This Information Statement will be available to our stockholders of record at December 20, 2021, on or about the date first shown above.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors following the completion of the Transaction.

CHANGE IN CONTROL

Upon the consummation of the Transaction on November 23, 2021, the Company experienced a change in control. The Transaction and related transactions have the following consequences:

●	We expanded the Board to six members and appointed three new directors who are directors of Harthorne;

●	Subject to the filing of this Information Statement and Rule 14f-1, three of our existing directors will resign;

●	Our Chief Executive Officer and President resigned from his officer and employment positions with the Company and its subsidiaries;

●	Several officers of Harthorne were appointed as our executive officers.

VOTING SECURITIES

We are authorized to issue 1,000,000,000 shares of our Common Stock, $0.01 par value. Each share of our common stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. All shares of common stock have equal voting rights, and voting rights are not cumulative. As of November 23, 2021, at the consummation of the Transaction, there were effectively 98,879,655 shares of our common stock issued and outstanding. The intended change of the composition of our Board in connection with the Transaction is not subject to a stockholder vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Transaction

The following table shows the beneficial ownership of our Common Stock just prior to November 23, 2021 held by (i) each person known to us to be the beneficial owner of more than five percent (5%) of our common stock; (ii) each director; (iii) each executive officer; and (iv) all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of November 23, 2021, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. As of November 23, 2021, we had 98,879,655 shares of common stock issued and outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Shares of Common Stock Beneficially Owned

Calvin D. Smiley, Sr.	0	0%
Michael A. Littman (1)	98,108,000	99%
Redgie Green	0	0%
All directors and executive officers as a group (3 persons)	98,108,000	99%

(1)Held through the Michael A. Littman ATTY, Defined Benefit Plan, MAL as trustee.

Following the Consummation of the Transaction

The following table sets forth the number of shares of our common stock beneficially owned by the following persons or groups after giving effect to the Transaction: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock immediately following the consummation of the Transaction; (ii) each of our executive officers and directors, and appointees thereof, immediately following the consummation of the Transaction; and (iii) all of our executive officers and directors, and appointees thereof, as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Shares of common stock subject to options and warrants currently exercisable or which may become exercisable within 60 days of December 20, 2021, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. As of December 20, 2021, we had 98,879,655 shares of common stock issued and outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	% of Shares of Common Stock Beneficially Owned

Michael Singh (1)	0	0%
Andrew Trumbach (1)	0	0%
Lisa Marie Iannitelli (1)	0	0%
Harthorne Capital Inc. (1)	98,008,000	99%
Calvin D. Smiley, Sr. (2)	0	0%
Michael A. Littman (2)(3)	100,000	0%
Redgie Green (2)	0	0%
All directors and executive officers as a group (6 persons)	98,108,000	99%

(1)	Michael Singh is the CEO of Harthorne Capital, Inc., Andrew Trumbach is the President and CFO. Michael Singh Andrew Trumbach and Lisa Marie Iannitelli are executive directors of Harthorne Capital Inc. Each of them has voting and dispositive control over the shares held by Harthorne Capital Inc. They each disclaim beneficial ownership over the shares held by Harthorne Capital Inc. except to the extent of their pecuniary interest therein.
(2)	Each of Messrs. Smiley, Littman and Green shall resign as a director of the Company on the 10th day after the filing and transmission of this Information Statement.
(3)	Held through the Michael A. Littman ATTY, Defined Benefit Plan, MAL as trustee.

DIRECTORS AND EXECUTIVE OFFICERS

Effective as of the closing of the Transaction, Messrs. Littman and Smiley resigned from all officer and employment positions with the Company and its subsidiaries and Mr. Singh was appointed Chief Executive Officer, Mr. Trumbach was appointed President, Chief Financial Officer, Secretary and Treasurer and Ms. Iannitelli was appointed Executive Vice President and Director-Investor Relations. In addition to Messrs. Littman, Smiley and Green, Messrs. Singh (Chairman) and Trumbach and Ms. Iannitelli were appointed as directors of the Company to fill the three additional vacancies following the increase of the Board of Directors from three members to six members. Effective as of the expiration of the ten day period following the mailing of this information statement required by Rule 14f-1 under the Exchange Act, expected to be on or about December 27, 2021, Messrs. Littman, Smiley and Green will each resign as a director of the Company.

The following discussion sets forth the information regarding our executive officers and directors prior to the Transaction and our executive officers and directors following the completion of the Transaction.

Directors and Executive Officers—Before the Transaction

The following table and paragraphs provide information about each of our current directors and executive officers prior to the Transaction.

Name	Age	Position Held
Calvin D. Smiley, Sr.	67	CEO, President and Director, Secretary
Michael A. Littman	73	Secretary and Director
Redgie Green	68	Director

Calvin D. Smiley, Sr., Chief Executive Officer, President and Director. Mr. Smiley was appointed Chief Executive Officer, President and Director on April 18, 2021. Mr. Smiley has more than 30 years in the broadcasting and cable television industries. He has been a director of Bio Lab Naturals, Inc. since February 2020. He was appointed the Chief Executive Officer, President and a Director of the Nexhorizon, Inc. in October 2006. He previously had co-founded Sunrise Broadband Group, Inc. from 2004 through 2006. From 2001 to 2003, he was a telecommunications consultant and began work to develop the Sunrise business strategy. Mr. Smiley held various executive positions with TCOM Ventures Corporation headquartered in Englewood, Colorado. From 2000 to 2001 he served as a director, President and CEO of TCOM Ventures, with a business focus to use a digital wireless platform to provide broadband services to customers of acquired rural ISP’s and competitive local exchange carriers. From 1998 to 1999, he co-founded and served as President of Communicast, Inc., a successful turn-key marketing and advertising sales company which developed revenues for rural cable television systems, wireless providers and independent television stations. Mr. Smiley has been Director and CEO of 30DC, Inc., Vector 21 Holdings, Inc. and Crowdgather, Inc.

Michael A. Littman, Secretary and Director. Mr. Littman was appointed Secretary and Director on April 18, 2021. Mr. Littman served as house counsel for Chicago Title Insurance Company from 1973 – 1975 in the Denver office. Increasing securities matters in the real estate syndication business led to a Securities practice emphasis since 1981, to where his practice focused exclusively on corporate securities practice for public companies. Mr. Littman’s Career experience includes commercial litigation, public and private offerings, mergers and acquisitions, mortgage banking, REO management, bankruptcy reorganizations, and private corporate restructuring. He has filed and brought effective IPO’s and Secondary Registrations with SEC. He handled quarterly and annual reporting with the SEC for over 50 public reporting companies. He has acted as securities counsel in acquisitions and mergers of public companies and in acquisitions of private companies by public companies in conjunction with recapitalizations. He has handled duties of getting companies cleared for trading with FINRA, and its predecessor NASD, for over 65 companies. He has acted as legal counsel for companies and individuals in civil proceedings with the SEC. He has handled private placements of securities including Memorandum drafting for over 50 Private Placements. He has negotiated PIPEs and convertible debt situations for clients, from the public/private company side, and occasionally from the funder’s side. He was a Panel Speaker for the IQPC PIPEs conferences (January 2007, July 2007 and January 2008). He has 45 years of legal experience in representing companies in the industry fields of software, oil and gas, real estate, mining, nutritional supplements, energy saving technology, publishing, and manufacturing. Mr. Littman earned his Juris Doctor from Stetson College of Law (1973) and his Bachelor of Arts from Eckerd College (1970).

Redgie Green, Director. Mr. Green has been a director since June 4, 2021. Mr. Green has been Chief Executive Officer and director of Canning Street Corp. since September 15, 2020 (inception) and was a director and Chief Executive Officer of Alexandria Advantage Warranty Company (its predecessor company) from December 9, 2019 to September 30, 2020. Mr. Green was a director and officer of Fuquan Financial Co (f/k/a Southwestern Water Exploration, Inc.) from February 2017 through March 7, 2018, a director of Golden Dragon Holding Corp. from 2006 to 2014, President and Chief Executive Officer (until 2014) and a Director of Legacy Technology Holdings, Inc. since October 2010, a Director of Momentum BioFuels, Inc. since May 2012. Mr. Green was co-owner and operator of Green’s B&R Enterprises, a wholesale donut baker from 1983 to 1990. He has been an active investor in small capital and high-tech adventures since 1987. Mr. Green was a director of IntreOrg Systems, Inc. from March 2008 until October 2017 and of International Paintball, Inc. from 2008 to 2012. He was CEO and director of Capital Franchising Inc. from 2012 to 2014 and then again, he was an officer and director from 2014 to 2015. He was the President and director of Strategic Pharma Information Sciences, Inc. from May 2017 to January 2018. He has been President and Director of Legacy Technology Holdings, Inc. since 2014. He has been a Director of Medical Innovation Holdings, Inc. since February 5, 2019. He was appointed Interim CEO of Medical Innovation Holdings, Inc. on May 7, 2019. He is a Director of 30DC, Inc. since June 2021, Vector 21 Holdings, Inc. since June 2021 and Crowdgather, Inc. since June 2021. Mr. Green has also been CEO and a director of Atlas Technology Group, Inc. since July 2021.

Directors and Executive Officers—After the Transaction

The following table and paragraphs provide information about each of our directors and executive officers after the Transaction.

Name		Age	Position Held
Michael Singh		55	Chairman of the Board and CEO
Andrew Trumbach		60	President, CFO, Secretary, Treasurer and Director
Lisa Marie Iannitelli		43	Executive Vice President, Director-Investor Relations and Director
Calvin D. Smiley, Sr.	(1)	67	Director
Michael A. Littman	(1)	73	Director
Redgie Green	(1)	68	Director

(1)	Each of Messrs. Smiley, Littman and Green shall resign as a director of the Company on the 10th day after the filing and transmission of this Information Statement.

Michael Singh, Chairman of the Board and CEO. Mr. Singh is the founder and CEO of BTALCO Limited (a leading logistics provider in Belize) for over 20 years. Mr. Singh is also the managing partner for Island Club Resorts Ltd since June 2002 and has successfully developed, operated and sold the Belize Yacht Club, a major condominium development in San Pedro, Ambergris Caye, which consists of approximately 80 luxury units. Mr. Singh is also, since February 2016, the founder and Managing Partner of Century 21 Belize, a leading provider of real estate sales services in Belize. Mr. Singh holds a degree in Finance and International Business from Loyola University in New Orleans. At various times, he has served in the capacity of CEO for the Ministry of Tourism, Civil Aviation and Culture, and CEO of the Ministry of Trade and Investments, in Belize. Mr. Singh has extensive experience in a variety of successful Belize-based ventures. Mr. Singh is an executive director of Harthorne.

The Company believes that Mr. Singh is qualified to serve as a member of the Board due to his extensive business experience.

Andrew E. Trumbach, President, CFO, Secretary, Treasurer and Director. Since 1992, Dr. Trumbach has been a consultant—providing tax, accounting and financial analysis services and accounting information systems solutions to middle market companies and family-owned businesses. From 2008 to 2014, Dr. Trumbach was a part-time Professor at Nova Southeastern University, H. Wayne Huizenga School of Business and Entrepreneurship, where he taught classes on accounting, management and cost accounting, and accounting information systems. He has been the part-time Chief Financial Officer of Omnia Wellness Inc. (OTCQB:OMWS) since March 2021. He was the CFO of a holding company from 2008 to 2019 that owned and operated one of the largest perfume distribution businesses operating worldwide. The company acquired and managed affiliated companies that included over 45 retail stores and a duty-free company operating airline, cruise, and retail duty free and duty paid concessions located in cruise, airport, and border locations worldwide. Prior to 2008, Dr. Trumbach spent 14 years as the CFO/CIO and Senior VP of a family-owned holding and investment company that included a portfolio that consisted of commercial, industrial, and residential real estate holdings, mining operations, outdoor advertising, publishing, polling, water and sewer utility, mobile home parks, data centers, and funeral homes. Prior to moving industries, Dr. Trumbach spent three years working in an international accounting firm and five years in a regional firm working in public accounting in both the Caribbean and the United States. Dr. Trumbach is currently a director of Borrowmoney.com, Inc. (OTCPink:BWMY), Writeup Express, Inc. and Ajuni Properties Inc. In addition to a Bachelor of Science degree in Accounting and a Master of Business Administration degree, Dr. Trumbach has earned Doctorate degrees in both Information Technology Management and Accounting. He has undertaken numerous consulting projects for major companies in the United States and the Caribbean. Dr. Trumbach is the President, CFO and an executive director of Harthorne.

The Company believes that Dr. Trumbach is qualified to serve as a member of the Board due to his extensive business and financial experience, including acting as executive officers and directors of other public companies.

Lisa Marie Iannitelli, Executive Vice President, Director-Investor Relations and Director. Ms. Iannitelli has been the CEO and President of Wentworth Capital Markets Inc. since January 2017. Prior to that, from October 2010 to December 2018, Ms. Iannitelli was Director of Investor Relations & Business Development at The Delavaco Group. From March 2005 to August 2010, she was in compliance and then was an Investment Associate, at BMO Nesbitt Burns Inc. Ms. Iannitelli is an executive director of Harthorne.

The Company believes that Ms. Iannitelli is qualified to serve as a member of the Board of Directors due to her extensive investor relations experience and experience assisting real estate companies to go public.

Calvin D. Smiley, Sr., Director. Biographical Information regarding Mr. Smiley is set forth above under “Directors and Executive Officers—Before the Transaction.”

Michael A. Littman, Director. Biographical Information regarding Mr. Littman is set forth above under “Directors and Executive Officers—Before the Transaction.”

Redgie Green, Director. Biographical Information regarding Mr. Green is set forth above under “Directors and Executive Officers—Before the Transaction.”

There are no family relationships among any of our current officers and directors.

Certain Legal Proceedings Involving Directors or Executive Officers

To our knowledge, none of our directors or our officers (prior to or after the Transaction) have, during the last ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the United States Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

CORPORATE GOVERNANCE

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship, which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

●	the director is, or at any time during the past three years was, an employee of the company;

●	the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the independence determination (subject to certain exclusions, including, among other things, compensation for board or board committee service);

●	a family member of the director is, or at any time during the past three years was, an executive officer of the company;

●	the director or a family member of the director is a partner in, controlling stockholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exclusions);

●	the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

●	the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, Redgie Green is considered an independent director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Act, requires our executive officers and directors and persons who beneficially own more than 10% of a registered class of our equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5, respectively. Executive officers, directors and greater than 10% stockholders are required by the SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than (i) Messrs. Smiley, Littman and Green, who each did not timely file their respective Form 3 disclosing their initial beneficial ownership and (ii) Messrs. Singh and Trumbach and Ms. Iannitelli, who each have not filed their respective Form 3 disclosing their initial beneficial ownership, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

Audit Committee

The functions of the audit committee are to review the scope of the audit procedures employed by our independent auditors, to review with the independent auditors our accounting practices and policies and recommend to whom reports should be submitted, to review with the independent auditors their final audit reports, to review with our internal and independent auditors our overall accounting and financial controls, to be available to the independent auditors during the year for consultation, to approve the audit fee charged by the independent auditors, to report to the board of directors with respect to such matters and to recommend the selection of the independent auditors.

We do not currently have an Audit Committee. In the absence of a separate audit committee, our Board will function as the audit committee and performs the same functions of an audit committee.

Subsequent to the Transaction, the Board may form an audit committee and adopt a charter therefor.

Compensation Committee

The function of the compensation committee is to review and make recommendations to the Board with respect to the compensation, including bonuses, of our officers and to administer the grants under our stock option plan.

We do not currently have a Compensation Committee. In the absence of a separate compensation committee, our Board will functions as the compensation committee. Historically, the Company has never used a compensation consultant.

Subsequent to the Transaction, the Board may form a compensation committee and adopt a charter therefor.

Nominating Committee

The function of the nominating committee is to review and nominate individuals for the Board to appoint as directors of the Company.

We do not currently have a Nominating Committee. In the absence of a separate nominating committee, our Board will function as the nominating committee. The Board has not adopted a formal policy concerning the nomination of directors or consideration of director candidates recommended by our security holders. The Company will identified potential nominees from individuals known to its directors and officers who had knowledge and experience relevant to the Company’s business.

Subsequent to the Transaction, the Board may form a nominating committee and adopt a charter therefor.

Board Leadership Structure and Role in Risk Oversight

Our Board recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the current needs of the Company. As of the Transaction, Mr. Singh serves as the Chairman of our Board and Chief Executive Officer. We have no policy requiring the combination or separation of leadership roles and our governing documents do not mandate a particular structure. This permits our Board the flexibility to establish the most appropriate structure for the Company as the need arises.

Our directors are involved in the general oversight of risks that could affect our Company and the iteration of our Board following the Transaction will continue to evaluate our leadership structure and modify such structure as appropriate based on our size, resources and operations.

Stockholder Communication

Stockholders may communicate with any and all members of the Board by mailing correspondence to:

JV GROUP, INC.

4405 Peter Road

Plantation, Florida 33304

Stockholders should clearly specify in each communication the name of the director to whom the communication is directed and that the communication is from a stockholder.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Until November 23, 2021 and before the consummation of the Transaction, none of our directors or executive officers received any compensation for their services to the Company.

Following the consummation of the Transaction, none of our directors or executive officers receive any compensation for their services to the Company; however, the Board reserves the right to compensate the members of the board and executive officers.

We have not implemented formal employment agreements with any of our executive officers or a stock option, performance or incentive plan.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS

AND CERTAIN CONTROL PERSONS

Mr. Littman (secretary and a director), through the Michael A. Littman ATTY, Defined Benefit Plan (of which he is a trustee), sold 98,008,000 shares of our common stock to Harthorne Capital Inc. for $500,000, leaving it with beneficial ownership of 100,000 shares of our common stock. Additionally, Mr. Littman has advanced funds totaling approximately $25,460 to the Company through the fiscal quarter end September 30, 2021. All of such amounts were forgiven in the Transaction.

Harthorne Capital Inc., the owner of 98,008,000 shares of our common stock as of the closing of the Transaction, is controlled by Michael Singh, our Chairman and CEO, Andrew Trumbach, our President, CFO, Secretary, Treasurer and a director, and Lisa Marie Iannitelli, our Executive Vice President, Director-Investor Relations and a director.

Other than as set forth above, as of the consummation of the Transaction, there are no related party transactions between the Company and any of the newly appointed officers or directors that would require disclosure under Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended.

Until we have a separate audit committee, our Board will review all related party transactions. In reviewing and approving related party transactions, the Board will consider, among other things, the relationship of the parties to the Board and the Company in determining that the terms of the related party transactions were consistent with an arms-length transaction and were in the best interests of the Company and our stockholders. In making this determination, the Board will consider the independence of the Company’s management and the Company’s counsel in negotiating the terms of the related party transactions, the overall independence of the Board in reviewing and approving the terms of the related party transactions, the conformity of the terms of the related party transactions with similar deals in the industry and the needs of the Company in relation to funding its ongoing operations. We do not have a written policy regarding specific standards for the consideration of related party transaction, but instead rely upon the expertise of our Board and each director’s independence in making a determination that is in the best interests of the Company and our stockholders. Subsequent to the Transaction, our Board intends to consider adopting such a policy.

LEGAL PROCEEDINGS

Neither we nor any of our officers, directors or holders of five percent or more of our common stock is a party to any pending legal proceedings and to the best of our knowledge, no such proceedings by or against us or our officers, or directors or holders of five percent or more of our common stock have been threatened or is pending.

WHERE CAN YOU FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JV GROUP, INC.
Dated: December 27, 2021
	By:	/s/ Andrew Trumbach
Andrew Trumbach
President and Chief Financial Officer